

SECURI 07008342 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State National Bank Building Suite 400
(No. and Street)

Frankfort (City) Kentucky (State) 40601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick Kramer 502-875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles T. Mitchell Co.
(Name – *if individual, state last, first, middle name*)

PO Box 698 (Address) Frankfort (City) Kentucky (State) 40602 (Zip Code)

PROCESSED
JAN 03 2008
THOMSON FINANCIAL



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities, as of November 19, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Not Required
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Required
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Required
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Required

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

For Years Ended September 30, 2007 and 2006

TABLE OF CONTENTS

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A

Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have audited the statements of financial condition of the First Kentucky Securities Corporation as of September 30, 2007 and 2006 and the related statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation as of September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Charles T. Mitchell Co.

November 19, 2007

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2007 AND 2006

	2007	2006
ASSETS		
Current Assets		
Cash	$ 180,410	$ 99,253
Accounts Receivable-Employees	12,720	105
Accounts Receivable-Trade	82,131	110,054
Interest Receivable	2,634	1,240
Inventory	373,620	319,395
Prepaid Expenses	1,280	4,536
Total Current Assets	652,795	534,583
Property and Equipment-Net	4,291	15,622
Other Assets		
Deferred Tax Assets	42,375	42,375
Insurance-Cash Surrender Value	14,995	13,441
Investment in Subsidiary	100	100
Total Other Assets	57,470	55,916
TOTAL ASSETS	$ 714,556	$ 606,121
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts Payable	$ 9,975	$ 47,442
Corporate Taxes Payable	175	1,143
Notes Payable	165,690	186,501
Payroll and Withholdings Payable	39,800	30,893
Total Liabilities	215,640	265,979
EQUITY		
Common Stock-$500 Par Value, Authorized 200 and 150 Shares; Issued and Outstanding 150 in 2007 and 2006, respectively	75,000	75,000
Additional Paid in Capital	134,376	134,376
Retained Earnings	298,040	139,266
Less: Treasury Stock-$500 Par Value 17 Shares Redeemed in 2007 and 2006, respectively	(8,500)	(8,500)
Total Equity	498,916	340,142
TOTAL LIABILITIES AND EQUITY	$ 714,556	$ 606,121

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF INCOME
FOR YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
REVENUE		
Advisory Fees	$ 163,673	$ 92,850
Commissions	1,605,312	1,261,364
Fiscal Agent Fees-Net	217,236	225,661
Handling Fees	12,548	3,460
Insurance Proceeds		8,176
Interest	27,456	11,367
Joint Account Fees	(477)	18,785
Managed Account Fees	708,212	494,699
Miscellaneous	85,370	49,953
Private Placement Fees	500	5,250
Trading Account Fees	88,790	123,424
Underwriting	16,715	
Total Revenue	2,925,335	2,294,989
EXPENSES		
Advertising	32,139	19,714
Bank Charges	1,178	870
Benefits	109,855	119,062
Charge Offs	2,730	1,330
Clearing Fees	148,226	164,215
Commissions-Offiers	1,223,982	
Contract Labor	79,846	85,402
Depreciation	11,331	8,886
Donations	2,625	
Dues and Subscriptions	9,188	10,467
Equipment Rent, Repair and Maintenance	8,796	6,490
Information Systems	84,297	99,758
Insurance	15,522	10,669
Interest	23,447	12,287
Leases	36,732	17,388
Miscellaneous	16,205	28,685
Office Supplies and Expense	28,807	26,966
Outage		4,610
Payroll Taxes	70,808	81,567
Petty Cash	1,000	1,000
Postage and Shipping	12,377	12,266
Professional Fees	10,667	4,985
Regulatory Fees	20,971	20,119
Rent	88,669	87,105
Retirement	19,350	
Salaries and Commissions	497,171	812,361
Salaries-Officers	126,771	580,012
Taxes and Licenses	2,934	1,325
Telephone	51,733	47,616
Training	1,110	1,208
Travel and Entertainment	15,787	15,896
Underwriting		135
Utilities	2,156	1,799
Total Expenses	2,756,410	2,284,193
Net Income Before Income Taxes	168,925	10,796
Income Taxes	175	1,143
Net Income	$ 168,750	$ 9,653

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF EQUITY
FOR YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	Common Stock		Additional Paid in	Treasury Stock		Retained
	Shares	Amount	Capital	Shares	Amount	Earnings
Balances October 1, 2005	$ 150	$ 75,000	$ 153,376	(55)	$ (27,500)	$ 129,613
Shares-Redeemed			7,000	(14)	(7,000)	
Shares-Issued			(26,000)	52	26,000	
Net Income						9,653
Balances September 30, 2006	150	75,000	134,376	(17)	(8,500)	139,266
Dividends Paid						$ (9,976)
Net Income						168,750
Balances September 30, 2007	$ 150	$ 75,000	$ 134,376	$ (17)	$ (8,500)	$ 298,040

The accompanying notes are an integral part of these financial statements

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF CASH FLOW
FOR YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 168,750	$ 9,653
Adjustments to Reconcile Net Income to Net Cash Provided/(Used) by Operating Activities:		
Depreciation	11,331	8,886
Changes in Assets and Liabilities:		
Decrease/(Increase) in Accounts Receivable	15,308	(54,046)
(Increase)/Decrease in Insurance Surrender Cash Value	(1,554)	7,673
(Increase) in Interest Receivable	(1,394)	(122)
(Increase) in Inventory	(54,225)	(126,425)
Decrease/(Increase) in Prepaid Expenses	3,256	(4,536)
(Decrease)/Increase in Accounts Payable	(37,467)	43,924
(Decrease)/Increase in Corporate Taxes Payable	(968)	1,143
Increase in Payroll and Withholdings Payable	8,907	5,294
Total Adjustments	(56,806)	(118,209)
Net Cash Provided/(Used) by Operating Activities	111,944	(108,556)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Purchases		(8,283)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes Payable	(20,811)	82,825
Dividends Paid	(9,976)	
Total Financing Activities	(30,787)	82,825
Net Increase/(Decrease) in Cash	81,157	(34,014)
Cash-Beginning of Year	99,253	133,267
Cash-End of Year	$ 180,410	$ 99,253
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year For:		
Interest	$ 23,447	$ 12,287

The accompanying notes are an integral part of these financial statements

ENTITY

First Kentucky Securities Corporation is a full service broker/dealer. The Company specializes in providing financial advisory services to public entities and the trading and underwriting of Kentucky tax free municipal bonds.

BASIS OF ACCOUNTING

The Company's securities transactions and the related profit or loss are recorded on a trade date basis, except that transactions are not recognized until pricing is established. All other income is recognized when earned. All expenses are recognized when incurred.

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined under such provisions. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2007 and 2006 are shown on page 10 of this report.

CORPORATE INCOME TAX/DEFERRED TAXES

For year ended September 30, 2007 and 2006, the Corporation has reported no federal liability. State income tax liability for September 30, 2007 and 2006 was $175 and $1,143, respectively. Deferred tax assets of $42,375 for September 2007 and 2006 was recognized. There has been no adjustment to the deferred tax asset as shown on the balance sheet. Recognition of change in the deferred tax asset will incur as necessary through future results of operations. Actual carryforward potential benefits for income tax purposes exceed the amount shown on the corporate balance sheet. Unused tax benefits will begin to expire in 2016.

A permanent accounting difference between book and taxable income exists because of tax-exempt bond interest and non-deductible expenses. Tax income and pre-tax book income are reconciled as follows:

	Federal		State	
	2007	2006	2007	2006
Net Income Per Books	$ 168,750	$ 9,653	$ 168,750	$ 9,653
Non Deductible Taxable Items	(148,065)	1,595	(147,942)	1,833
Tax Exempt Bond Interest	(25,293)	(9,019)	(25,293)	(9,019)
Depreciation Difference Between Book and Tax	4,608	(2,229)	4,485	(2,467)
Income per Tax Return	$	$	$	$

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are scheduled below by classification. Depreciation expense for the fiscal years ended September 30, 2007 and 2006 was $11,331 and $8,886, respectively.

	Cost		Accumulated Depreciation		Net Book Value	
	2007	2006	2007	2006	2007	2006
Office Equipment	$ 25,663	$ 29,220	$ 22,037	$ 14,933	$ 3,626	$ 14,287
Furniture and Fixtures	2,257	2,257	2,257	2,030		227
Lease Improvements	1,385	1,385	720	277	665	1,108
Totals	$ 29,305	$ 32,862	$ 25,014	$ 17,240	$ 4,291	$ 15,622

INVENTORY

Schedule below is security inventory as of September 30, 2007 and 2006, respectively.

	2007	2006
JPM Chase Capital Preferred Stock	$	$ 12,275
Kentucky Housing Corp 4.15% Maturing 07/01/14 $10,000		9,686
Kentucky Housing Corp 3.95% Maturing 01/01/16 $65,000		64,675
Kentucky Housing Corp 4.00% Maturing 01/01/17 $10,000		10,050
Kentucky Housing Corp 5.196% Maturing 07/01/07 $50,000		49,875
Magoffin County Schools 4.25% Maturing 08/01/24 $175,000		172,834
Barclays Bank PLC	16,250	
Fayette County Schools 4.25% Maturing 04/01/21 $15,000	14,850	
Kentucky State Property and Buildings 4.50% Maturing 09/01/12 $10,000	10,105	
Kentucky Housing Corp 4.25% Maturing 01/01/17 $75,000	74,625	
Kentucky Housing Corp 4.20% Maturing 07/01/16 $5,000	4,975	
Kentucky Housing Corp 4.85% Maturing 07/01/34 $10,000	9,880	
Washington County Justice Center 4.00% Maturing 10/01/17 $25,000	24,875	
Washington County Justice Center 4.00% Maturing 10/01/21 $10,000	9,617	
Kentucky State Property and Buildings 4.15% Maturing 03/01/22 $100,000	99,167	
Kentucky Asset/Liability 4.30% Maturing 09/01/09 $100,00	99,313	
Kentucky Housing Corp 4.10% Maturing 01/01/11 $10,000	9,963	
Totals	$ 373,620	$ 319,395

Securities inventory is adjusted to market value. Any difference is reported as unrealized gain or loss.

NOTES PAYABLE

	2007	2006
Funds on brokerage margin account at RBC Dain. The interest rate is 7.00%.		$ 186,501
Funds on brokerage margin account at RBC Dain. The interest rate is 6.50%.	$ 165,690	

The loans are secured by securities, which are held in inventory. Interest expense for the fiscal years ended September 30, 2007 and 2006 totaled $23,447 and $12,287, respectively.

ESTIMATES

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

The company uses the direct write off method for uncollectible accounts. Write offs are current and this method does not differ materially from generally accepted accounting principles.

PENSION PLAN

In 2006, First Kentucky Securities established a Simple IRA Plan, while in 2005, the Corporation had established a salary reduction employee (SAR/SEP) pension plan. Employee contributions are through payroll deductions. Contributions by employees and employer are limited to amounts permitted by current tax laws. Pension plan activity is not part of this audit, but audited under a separate cover. Pension plan expense for September 30, 2007 and 2006 was $19,350 and $0, respectively.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and investments with original maturities of three months or less.

INSURANCE – CASH SURRENDER VALUE

For September 30, 2007 and 2006, an insurance policy carried on the life of one officer had a cash surrender value of $14,995 and $13,441, respectively. The beneficiary of the policy is the Company.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

TREASURY STOCK

The company holds 17 shares of stock in treasury as of September 30, 2007 and 2006, respectively. The transaction is reported on the statement of financial condition at $500 par value per share and as a deduction from equity. The cost of the treasury stock is $8,500 as of September 30, 2007 and 2006 respectively.

INVESTMENT IN SUBSIDIARY

First Kentucky Securities has formed a subsidiary entitled First Credit Advisors. The subsidiary was formed for the purpose of providing consulting/advisory work in the state of Arizona. First Kentucky Securities owns 100% of the subsidiary stock. Since First Kentucky Securities has the ability to exercise significant influence over operating and financial policies of First Credit Advisors, the investment is accounted for under the equity method. Under the equity method net earnings of the First Credit Advisors is included in the activity of First Kentucky Securities. Because First Kentucky Securities uses the equity method, all intercompany accounts and transactions have been eliminated.

ARBITRATION

First Kentucky Securities has entered into an arbitration with a former employee. As of the date of this audit report, no decision has occurred regarding the arbitration. Pending an arbitration decision, a possible financial statement effect cannot be determined at this time.

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A.

Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

Our report on our audits of the basic financial statements of First Kentucky Securities Corporation for 2007 and 2006 appears on page 1. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 19, 2007

SCHEDULE I
FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2007 AND 2006

	2007	2006
NET CAPITAL		
Equity	$ 498,916	$ 340,142
Deductions and/or Charges		
Non Allowable Assets		
Accounts Receivable	12,720	5,355
Deferred Tax Assets	42,375	42,375
Property and Equipment-Net	4,291	15,622
Total Deductions	59,386	63,352
Net Capital Before Percentage Reductions	439,530	276,790
Pursuant to Rule 15c3-1		
Reduction of Securities Held in Inventory	(22,505)	(15,365)
Net Capital	$ 417,025	$ 261,425
AGGREGATE INDEBTEDNESS		
Accounts Payable and Payroll	$ 49,775	$ 78,335
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 317,025	$ 161,425
Ratio of Aggregate Indebtedness to Net Capital	.12 to 1	.30 to 1
RECONCILIATION WITH COMPANY CALCULATION		
Net Capital as Reported in Focus Report	$ 378,836	$ 250,481
Audit Adjustments to Account Balance	38,189	10,944
Net Capital (Above)	$ 417,025	$ 261,425

See auditor's report on supplementary information.

SCHEDULE II
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
For Fiscal Years Ended September 30, 2007 and 2006

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2007 and 2006 and have submitted our report thereon dated November 19, 2007. As part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 12 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In our opinion, the corporation has complied with the possession and control requirements of SEC Rule 15c3-3. In addition, the corporation has formal procedures insuring proper compliance and reporting of security transactions, pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Charles T. Mitchell Co.

Charles T. Mitchell Co.

SCHEDULE III
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO SUBORDINATE LIABILITIES
REQUIRED BY RULE 17-A-5
For Fiscal Years Ended September 30, 2007 and 2006

STATEMENT OF CHANGES IN SUBORDINATE LIABILITIES	2007	2006
Subordinated Liabilities at Beginning of Year	$ 0	$ 0
Increase in Liabilities	0	0
Decrease in Liabilities	0	0
Subordinated Liabilities at End of Year	$ 0	$ 0

See auditor's report on supplementary information.

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A.
....
Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

STUDY AND EVALUATION OF INTERNAL CONTROL

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2007 and 2006 and have submitted our report thereon dated November 19, 2007. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 which contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extend of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transaction or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the fiscal years ended September 30, 2007 and 2006, which was made for the purpose set forth above and would not necessary disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Charles T. Mitchell Co.

November 19, 2007

END